Exhibit 99.1

Eshallgo Inc Announces Establishment of U.S. Subsidiary to Support Long-Term Global Growth Strategy

SHANGHAI, May 19, 2025 -- Eshallgo Inc ("Eshallgo" or the "Company") (NasdaqCM: EHGO), a Chinese well-established office integrator and service provider that operates across two principal segments, namely, office-supply sales and leasing, and comprehensive after-sale maintenance and repair, today announced the establishment of its U.S. subsidiary, ESHALLGO USA, INC., located at 1127 S Baldwin Ave, Unit 202, Arcadia, California.

Eshallgo is advancing its international expansion with the launch of ESHALLGO USA, INC., a subsidiary owned 75% by Eshallgo Inc. and 25% by Shanghai Eshallgo Enterprise Development (Group) Co., Ltd., scheduled to commence operations in August 2025. Serving as the Company’s regional headquarters, the new subsidiary will coordinate sales, marketing, and logistics in North America, with goals to shorten delivery times, bolster supply-chain resilience, and provide localized product customization and after-sales support tailored to regional regulatory standards. It will also act as a strategic hub for partnerships with global enterprise clients, distributors, and technology vendors, driving wider adoption of Eshallgo’s integrated office-solutions platform.

This expansion will mark a clear step of Eshallgo’s broader effort towards aligning its operational infrastructure with evolving global demand for integrated, technology-enabled office solutions. In addition to handling regional sales and logistics, the North American team will replicate the Company’s more mature China operations gathering daily customer feedback, collaborating with local technology partners on joint projects, and testing market-specific products. Together, these initiatives will deepen collaboration with international partners, accelerate product localization, and enable more swift service delivery to overseas markets.

“Establishing a U.S. subsidiary aligns with our multi-year strategy to build a scalable, globally connected office solutions platform,” said Mr. Qiwei Miao, Chief Executive Officer of Eshallgo Inc. “This step enhances our ability to serve multinational clients, access new procurement and service channels, and reinforce our position as an integrated solution provider in an increasingly international market.”

About Eshallgo Inc

Eshallgo Inc is a well-established office solution providers in China with a global vision. We specialize in two distinct market sectors: office supply sale and leasing, and after-sale maintenance & repair. We have created an extensive geographical presence, which expands throughout 20 provinces in China. Our mission is to become an office integrator and service provider, offer competitive overall office solutions and services, expand our service market beyond office equipment, and continue to create maximum value for customers. For more information, visit the Company's website at http://ir.eshallgo.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Sherry Zheng

WAVECREST GROUP INC.

Phone: 718-213-7386

Email: sherry@wavecrestipo.com